Filed by MAF Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                (Commission File No: 333-108742)

                                Subject Company: St. Francis Capital Corporation

    ON OCTOBER 20, 2003, MAF BANCORP, INC. ISSUED THE FOLLOWING NEWS RELEASE:


FOR IMMEDIATE RELEASE
---------------------


For:     MAF Bancorp, Inc.               Contacts:    Jerry A. Weberling, Chief
         55th Street & Holmes Avenue                    Financial Officer
         Clarendon Hills, IL 60514                    Michael J. Janssen, Senior
                                                        Vice President
         www.mafbancorp.com                           (630) 325-7300



      MAF BANCORP REPORTS THIRD QUARTER EARNINGS OF $.79 PER DILUTED SHARE

Clarendon Hills, Illinois, October 20, 2003 - MAF Bancorp, Inc. (MAFB) announced today that earnings per share for the third quarter ended September 30, 2003 totaled $.79 per diluted share, compared to $.87 per diluted share reported for the third quarter of 2002. Net income in the current quarter compared to a year ago was comparable, totaling $20.5 million in the current quarter compared to $20.7 million in last year's third quarter. The current quarter results were negatively impacted by a $1.9 million writedown on an investment security. The prior period results were benefited by $2.0 million of net securities gains. The current quarter's per share results were also impacted by a greater number of outstanding shares due to the completion of the Fidelity Bancorp merger on July 21, 2003.

                   NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income for the current quarter totaled $44.9 million compared to $40.9 million for last year's third quarter, an increase of 9.7%. The net interest margin was 2.92% in the current period, three basis points higher than the 2.89% reported for the quarter ended June 30, 2003, and eight basis points lower than last year's third quarter net interest margin of 3.00%. The slight improvement in the margin during the past three months was principally due to a decline in the cost of deposits and borrowed funds.

The average yield on interest-earning assets fell to 5.08% for the quarter ended September 30, 2003 compared to 5.27% reported for the quarter ended June 30, 2003 and 6.07% in last year's third quarter. The yield on loans receivable declined to 5.38%, compared to 5.67% three months ago, the result of heavy loan refinancing activity and a 25 basis point reduction in the prime rate. The yield on loans receivable was 6.46% for the quarter ended September 30, 2002. Lower returns on mortgage-backed securities, a function of the heavy prepayment activity resulting in higher premium amortization, also contributed to lower overall asset yields compared to the quarter ended June 30, 2003 and the third quarter of last year.

The average cost of interest-bearing liabilities declined to 2.41% in the current quarter, compared to 2.68% for the quarter ended June 30, 2003 and 3.38% for the third quarter of last year. One of the contributing factors to the 27 basis point decline in funding costs over the past three months was the decline in the cost of borrowed funds, principally FHLB of Chicago advances. The average cost of borrowed funds in the current three-month period was 4.58% compared to 5.01% for the second quarter, a decrease of 43 basis points. The maturity of higher cost fixed-rate borrowings, $100 million of new LIBOR-based floating rate advances and the recording of Fidelity's borrowings at fair market value as of the merger date, led to the overall decline in borrowing costs. The cost of deposits declined to 1.50% for the quarter compared to 1.70% in the second quarter of 2003. The cost of deposits declined as a result of a reduction in rates paid on passbook, money market and checking accounts during the current quarter. Additionally, maturing certificates were renewed at lower rates due to the general decline in interest rates.

Average interest-earning assets totaled $6.14 billion for the current quarter, compared to $5.61 billion reported for the quarter ended June 30, 2003. The closing of the Fidelity merger in July 2003 was the primary reason for the increase in most average asset and liability categories. Average loans receivable balances increased by $515.5 million during the quarter while the combined average balances of mortgage-backed and investment securities increased by $178.2 million. Average liquid investments, represented by interest-bearing deposits and federal funds sold, decreased by $165.1 million during the past three months.

                               LENDING PRODUCTION

Loan origination volume totaled a record $1.51 billion in the current quarter, more than 37% ahead of the $1.09 billion reported for the quarter ended September 30, 2002 and 8% ahead of the $1.39 billion in loan volume reported for the quarter ended June 30, 2003. As interest rates rose during the quarter, refinancing activity began to slow but loan closings from the Company's pipeline accelerated. This activity, coupled with a continued strong home purchase market, led to the excellent loan origination results during the current quarter. Loan sale activity in the quarter was also strong, as the Company generally sells fixed-rate loans into the secondary market. The Company continued to have success in marketing its home equity loan products, with balances increasing to $534 million at September 30, 2003 compared to $491 million at June 30, 2003 and $397 million at September 30, 2002.

                               NON-INTEREST INCOME

Non-interest income increased to $17.0 million in the current quarter, compared to $16.7 million reported for the quarter ended September 30, 2002. The Company reported substantially higher gain on sales of loans in the current period compared to last year but this was offset by an aggregate net loss on the sale and writedown of mortgage-backed and investment securities of $871,000 this year compared to a $2.0 million gain on the sale of investment securities last year. Although real estate development profits were significant in the current quarter, they were down from the amount reported in last year's third quarter when profits included lot closings delayed from the second quarter of 2002. Loan servicing amortization expense was higher in the current quarter compared to last year due to heavy refinancing activity and prepayments. Other non-interest income increased $915,000 or 38.7% over the prior year period due primarily to increases in title agency fees, loan fee income and mortgage reinsurance revenues.

LOAN SALES AND LOAN SERVICING. Loan sale volume in the current quarter increased to $475.0 million compared to $261.7 million in last year's third quarter and $401.4 million for the quarter ended June 30, 2003. With this increased sales volume, gains on sales of mortgage loans increased by 83.1% compared to the quarter ended September 30, 2002, totaling $7.1 million in the current quarter compared to $3.9 million a year ago.

Heavy loan prepayments led to increased amortization of mortgage servicing rights, resulting in $2.6 million of loan servicing fee expense, net of servicing fees, compared to $836,000 of net expense last year. Last year's third quarter results also included a $1.2 million impairment expense on mortgage servicing rights.

DEPOSIT ACCOUNT SERVICE FEES. Deposit account service fees totaled $6.1 million for the current quarter, up 3.2% from the $5.9 million reported in the third quarter of 2002. Service fees for the quarter ended June 30, 2003 were $6.0 million. The growth in fee income has slowed recently due to the negative impact of a recent VISA lawsuit settlement that has reduced debit card interchange revenue for all banks, higher average account balances in checking accounts and increased competition for checking accounts. While the rate of growth in service fee income has slowed, this revenue source continues to be a strong contributor to overall non-interest income. Checking accounts totaled 171,400 at September 30, 2003, 12.8% higher than a year ago.

MORTGAGE-BACKED AND INVESTMENT SECURITIES SALES. Gain (loss) on writedown and sale of MBS and investment securities totaled a net loss of $871,000 in the current quarter compared to a net gain of $2.0 million in the year ago quarter. The current quarter includes a $1.9 million other than temporary impairment writedown of one of the bank's aircraft-related asset-backed securities. The writedown was partially offset by gains on the sale of equity securities as well as from the sale of primarily fixed-rate mortgage-backed securities and other fixed-rate debt securities that improved the Bank's interest rate risk position. In the prior year quarter, the Company recognized $2.0 million in gains on the sale of corporate debt and equity securities.

REAL ESTATE DEVELOPMENT OPERATIONS. The Company's real estate development operations contributed $3.0 million to non-interest income in the current quarter compared to $3.8 million in last year's third quarter. The real estate income for the current quarter resulted from closings in both the TallGrass of Naperville subdivision and the Shenandoah subdivision in Plainfield, IL. In TallGrass of Naperville, 14 lots were closed during the third quarter, generating income of $944,000. A total of 18 lots remain from the original 952 lots available in this development. There were 61 lot sales in the Shenandoah subdivision in the third quarter, yielding profits of $2.1 million. At September 30, 2003, 56 lots and 1 lot were under contract in the Shenandoah and TallGrass developments, respectively. At September 30, 2003, two commercial parcels and one multi-family parcel are under contract and expected to close in the fourth quarter. The estimated pre-tax profit on these three parcels is $3.2 million. One of these, an 8-acre commercial parcel with an expected profit of $700,000, had been expected to close in the third quarter. The timing of real estate closings is often subject to change due to factors outside of the Company's control.

                              NON-INTEREST EXPENSE

The ratio of total non-interest expense to average assets was 1.79% for the current quarter, compared to 1.76% in the third quarter of 2002 and 1.79% for the quarter ended June 30, 2003. The Company's efficiency ratio, a measure of the amount of expense needed to generate each dollar of revenue, was 46.8% for the current quarter, compared to 45.8% in last year's third quarter and 46.7% for the quarter ended June 30, 2003.

Non-interest expense totaled $29.4 million in the current quarter, compared to $25.4 million reported for the quarter ended September 30, 2002. Compensation and benefits expense totaled $17.1 million in the current quarter, compared to $14.7 million a year ago. This increase was primarily due to staffing costs at the five branches added from the Fidelity merger and the addition of five other new branch offices opened during the past year. In addition, normal salary increases, higher payroll taxes and medical costs, and higher loan volumes also led to the increased compensation. Occupancy expenses increased by $777,000 in the current quarter compared to the comparable period a year ago, primarily due to the addition of ten new branch offices and two new loan processing offices compared to a year ago, which resulted in higher depreciation, rent and real estate tax expenses and general maintenance costs. Advertising expense increased by $527,000 compared to last year's third quarter due to increased radio advertising, marketing promotion costs at new branches and higher market research expenses.

Income tax expense totaled $12.0 million in the current quarter, an effective income tax rate of 36.9%, compared to $11.5 million or an effective income tax rate of 35.8% for the quarter ended September 30, 2002.

                                  ASSET QUALITY

Although the level of non-performing assets increased during the past three months, the ratio of non-performing assets to total assets remained stable. Non-performing assets were equal to .55% of total assets at September 30, 2003 and June 30, 2003, and were equal to .50% of total assets at September 30, 2002. A total of $8.5 million and $9.1 million of investment securities were included in non-performing assets at September 30, 2003 and June 30, 2003, respectively. There were no investment securities included in non-performing assets at September 30, 2002.

The Company recorded $18,000 of net charge-offs of loans during the quarter and did not record a provision for loan losses. In last year's third quarter, the Company recorded net recoveries of $83,000 and no provision for loan losses. The Bank's allowance for loan losses was $21.4 million at September 30, 2003, equal to 77% of total non-performing loans and .43% of total loans receivable. A year ago, the allowance for loan losses stood at $19.5 million, equal to 67% of total non-performing loans and .42% of total loans receivable. At September 30, 2003, 85% of the Company's loan portfolio consisted of loans secured by one-to-four family residential properties, including 10% relating to home equity loans and equity lines of credit. A total of 94% of non-performing loans consisted of loans secured by one-to four-family residential properties.

                             BALANCE SHEET & CAPITAL

Total assets at September 30, 2003 were $6.72 billion, approximately $744 million, or 12.5%, higher than the level reported at June 30, 2003. The July 2003 closing of the merger with Fidelity Bancorp, which had assets of $612 million, was the primary reason for this increase. Loan balances, which totaled $5.18 billion at September 30, 2003, were $567 million higher than the $4.61 billion balance three months ago. The Fidelity merger and an increase in loans held for sale accounted for the majority of the increase. The closing of the Fidelity merger resulted in an increase in goodwill and other intangibles of $46.5 million. Goodwill and other intangibles totaled $161.8 million at September 30, 2003 compared to $115.7 million at June 30, 2003.

Total deposits increased to $4.26 billion at September 30, 2003, $427 million higher than the $3.84 billion reported at June 30, 2003, the result of the closing of the Fidelity merger during the quarter. The Bank continues to be successful in its efforts to grow its core deposits. At September 30, 2003, core deposits, comprised of checking, savings and money market accounts, accounted for 58.7% of total deposits, relatively unchanged from June 30, 2003.

Borrowed funds totaled $1.70 billion at September 30, 2003, up from $1.47 billion reported three months earlier, reflecting the addition of Fidelity's borrowings from the FHLB of Chicago and $125.0 million of net new FHLB advances. Stockholders' equity totaled $616.2 million at September 30, 2003, $90.3 million higher than the $525.8 million reported at June 30, 2003. In connection with the Fidelity merger, the Company issued approximately 2.8 million shares of common stock, resulting in an increase in stockholders' equity of approximately $97.1 million. During the current quarter, 650,000 shares of common stock were repurchased at an average cost of $38.96 per share. Through September 30, 2003, a total of 800,000 shares have been repurchased under the Company's 1.6 million repurchase program at an average price of $38.44 per share. The book value per share at September 30, 2003 was $24.18, up from $22.66 reported three months ago. The Bank's tangible, core and risk-based capital percentages of 7.07%, 7.07% and 11.74%, respectively, at September 30, 2003 exceeded all minimum regulatory capital requirements.

              RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

Diluted earnings per share expanded by 7.1% in the current nine-month period compared to last year, totaling $2.42 compared to $2.26 last year. For the nine months ended September 30, 2003, net income totaled $59.3 million compared to $53.7 million in last year's comparable period, an increase of 10.5%. Net interest income increased to $126.5 million in the current period compared to $115.0 million in last year's comparable period, an improvement of $11.5 million, or 10.0%. Net interest margin increased to 2.92% in the current nine-month period compared to 2.87% for the first nine months of 2002. Return on equity for the nine months ended September 30, 2003 was 14.55% compared to 15.61% for the nine months ended September 30, 2002.

Overall non-interest income improved by 19.3% in the current nine-month period compared to last year, totaling $50.0 million. Gains on sales of loans totaled $22.9 million in the current nine-month period, $14.0 million ahead of the results from the nine months ended September 30, 2002. The current nine-month period also included gains on sales of mortgage-backed securities of $6.0 million and net losses on sales and writedowns of investment securities totaling $6.9 million. Deposit account service fees totaled $17.5 million for the nine months ended September 30, 2003, 7.6% ahead of the results from last year's comparable period. Income from real estate development operations declined from the prior year period, totaling $6.3 million this year compared to $6.8 million for the nine months ended September 30, 2002. Loan servicing impairment reserves and amortization expense totaled $7.0 million for the nine months ended September 30, 2003 compared to $2.4 million for the nine months ended September 30, 2002.

Non-interest expense totaled $82.8 million in the current nine-month period, up 13.0% from the $73.3 million reported for the nine months ended September 30, 2002. Compensation expense totaled $48.4 million in the current period compared to $43.7 million last year due to increased cost related to higher loan volume, the Fidelity merger and the opening of five new branches in the past year. The balance of the increase in non-interest expenses totaled $4.7 million and was due generally to higher occupancy, marketing and other costs related to the higher loan volume as well as market expansion.

                                OUTLOOK FOR 2003

The Company is updating its previous outlook for calendar 2003, and currently expects earnings per diluted share to be in the range of $.86-.90 for the fourth quarter, resulting in full year 2003 results of $3.28-$3.32 per diluted share.

The Company's projections for the balance of 2003 assume modest balance sheet growth (exclusive of the St. Francis merger), and a relatively unchanged yield curve from the current level. The Company currently expects loan origination activity to decline significantly in the fourth quarter compared to the third quarter's results as strong loan refinancing activity subsides. Loan sale volume for the fourth quarter is expected to be substantially less, and at lower margins, than the third quarter levels with a corresponding decline in loan sale profits. The expected large drop-off in loan refinancing activity is expected to slow the loan servicing amortization expense for the fourth quarter. The Company expects the net interest margin to decline modestly in the fourth quarter. Income from real estate development operations is expected to be in the range of $5.5-$6.0 million for the fourth quarter of 2003, assuming that the pending sales of two commercial parcels and one multifamily parcel in the TallGrass subdivision close as expected. The projections also assume no significant deterioration in credit quality.

                               RECENT DEVELOPMENTS

On May 21, 2003, the Company announced it had reached an agreement to acquire St. Francis Capital Corporation in an all-stock transaction valued at approximately $264 million on the date of announcement. The Company has scheduled a November 25, 2003 shareholders meeting to approve this transaction and St. Francis has scheduled its shareholders meeting for November 26, 2003. The Office of Thrift Supervision has deemed the Company's application for approval to be "informationally sufficient" and the Company currently expects to receive OTS approval and close the transaction in the fourth quarter. At June 30, 2003, St. Francis had assets of $2.3 billion, deposits of $1.4 billion, stockholders' equity of $194 million and 23 branch offices in the Milwaukee area.

MAF Bancorp is the parent company of Mid America Bank, a federally chartered stock savings bank. The Bank currently operates a network of 43 retail banking offices primarily in Chicago and its western suburbs. The Company's common stock trades on the Nasdaq Stock Market under the symbol MAFB.

                           Forward-Looking Information
                           ---------------------------

Statements contained in this news release that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future.

Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of the Company and its subsidiaries include, but are not limited to, difficulties or delays in completing the acquisition of St. Francis, higher than expected costs related to the St. Francis transaction, unanticipated changes in interest rates or flattening of the yield curve, deteriorating economic conditions which could result in increased delinquencies in MAF's or St. Francis' loan portfolio, changes in purchase accounting adjustments and/or amortization periods relating to the St. Francis acquisition, legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S.

Treasury and the Federal Reserve Board, the quality or composition of MAF's or St. Francis' loan or investment portfolios, or further deterioration in the value of investment securities, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in MAF's and St. Francis' market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: The following notice is included to meet certain legal requirements.
   --------------------------------------------------------------------------

MAF has filed a registration statement containing a joint proxy statement/prospectus and other documents regarding its proposed acquisition of St. Francis with the Securities and Exchange Commission. MAF and St. Francis shareholders are urged to read the proxy statement/prospectus, because it contains important information about MAF and St. Francis, and the proposed transaction. Copies of this joint proxy statement/prospectus have been mailed to MAF and St. Francis shareholders, and it and other documents filed by MAF or St. Francis with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or St. Francis at 13400 Bishops Lane, Suite 350, Brookfield, Wisconsin 53005-6203.

MAF and St. Francis and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of MAF and St. Francis in favor of the proposed merger. Information regarding such persons can be found in MAF's and St. Francis' respective proxy statements, annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. Additional information regarding the interests of such persons is set forth in the joint proxy statement/prospectus that has been filed with the SEC.

                       MAF BANCORP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)

                                                                      THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,            SEPTEMBER 30,
                                                                       2003         2002         2003       2002
                                                                       ----         ----         ----       ----
                                                                          (UNAUDITED)              (UNAUDITED)

Interest income                                                   $    78,160       82,966   $   229,111    246,404
Interest expense                                                       33,252       42,026       102,585    131,363
                                                                  -----------       ------   -----------    -------
   Net interest income                                                 44,908       40,940       126,526    115,041
Provision for loan losses                                                   -            -             -          -
                                                                  -----------       ------   -----------    -------
   Net interest income after provision for loan losses                 44,908       40,940       126,526    115,041
Non-interest income:
   Gain (loss) on sale and writedown of:
     Loans receivable held for sale                                     7,138        3,899        22,940      8,901
     Mortgage-backed securities                                           645            -         5,997         39
     Investment securities                                             (1,516)       2,049        (6,943)     3,031
     Foreclosed real estate                                                78            5           311        156
   Income from real estate operations                                   3,009        3,791         6,332      6,848
   Deposit account service charges                                      6,051        5,865        17,450     16,216
   Loan servicing fee expense                                          (2,640)        (836)       (6,056)      (739)
   Impairment of mortgage servicing rights                                 -        (1,160)         (940)    (1,650)
   Brokerage commissions                                                  982          678         2,361      1,923
   Other                                                                3,276        2,363         8,559      7,197
                                                                  -----------       ------   -----------    -------
     Total non-interest income                                         17,023       16,654        50,011     41,922
Non-interest expense:
   Compensation and benefits                                           17,134       14,708        48,426     43,653
   Office occupancy and equipment                                       3,717        2,940        10,701      8,608
   Advertising and promotion                                            1,700        1,173         4,798      3,722
   Data processing                                                      1,036          926         3,001      2,772
   Federal deposit insurance premiums                                     180          161           502        508
   Other                                                                5,221        5,125        14,230     12,804
   Amortization of core deposit intangibles                               421          408         1,170      1,241
                                                                  -----------       ------   -----------    -------
     Total non-interest expense                                        29,409       25,441        82,828     73,308
                                                                  -----------       ------   -----------    -------
     Income before income taxes                                        32,522       32,153        93,709     83,655
Income taxes                                                           12,016       11,503        34,376     29,977
                                                                  -----------       ------   -----------    -------
     Net income                                                   $    20,506       20,650        59,333     53,678
                                                                  ===========       ======   ===========    =======

Basic earnings per share                                          $       .82          .89          2.48       2.32
                                                                  ===========       ======   ===========    =======
Diluted earnings per share                                                .79          .87          2.42       2.26
                                                                  ===========       ======   ===========    =======

                       MAF BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (Dollars in thousands)
                                   (Unaudited)

                                                                                       SEPTEMBER 30,   DECEMBER 31,
                                                                                           2003            2002
                                                                                           ----            ----

ASSETS
------

Cash and due from banks                                                             $     115,308    $      134,265
Interest-bearing deposits                                                                  73,030            28,210
Federal funds sold                                                                         77,508           100,205
                                                                                    -------------    --------------
    Total cash and cash equivalents                                                       265,846           262,680

Investment securities available for sale, at fair value                                   277,934           308,235
Stock in Federal Home Loan Bank of Chicago, at cost                                       265,297           169,708
Mortgage-backed securities available for sale, at fair value                              350,844           365,638
Loans receivable held for sale                                                            277,792           167,780
Loans receivable, net of allowance for losses of $21,372 and $19,483                    4,903,573         4,363,152
Accrued interest receivable                                                                24,774            27,513
Foreclosed real estate                                                                        520             2,366
Real estate held for development or sale                                                   27,475            14,938
Premises and equipment, net                                                                88,321            72,492
Other assets                                                                               71,186            67,753
Goodwill                                                                                  140,260            94,796
Intangibles                                                                                21,499            20,130
                                                                                    -------------    --------------
                                                                                    $   6,715,321    $    5,937,181
                                                                                    =============    ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
   Deposits                                                                             4,263,696         3,751,237
   Borrowed funds                                                                       1,702,323         1,556,500
   Advances by borrowers for taxes and insurance                                           21,433            37,700
   Accrued expenses and other liabilities                                                 111,697            90,286
                                                                                    -------------    --------------
     Total liabilities                                                                  6,099,149         5,435,723
                                                                                    -------------    --------------
Stockholders' equity:
   Preferred stock, $.01 par value; authorized
      5,000,000 shares; none outstanding                                                        -                 -
   Common stock, $.01 par value;
      80,000,000 shares authorized; 26,039,393 shares issued;
      25,483,307 and 23,252,815 shares outstanding                                            260               254
   Additional paid-in capital                                                             248,091           204,710
   Retained earnings, substantially restricted                                            386,367           342,790
   Accumulated other comprehensive income, net of tax                                       2,109             4,819
   Stock in Gain Deferral Plan; 238,683 and 236,401 shares                                    972               851
   Treasury stock, at cost; 556,086 and 2,167,835 shares                                  (21,627)          (51,966)
                                                                                    -------------    --------------
       Total stockholders' equity                                                         616,172           501,458
                                                                                    -------------    --------------
                                                                                    $   6,715,321    $    5,937,181
                                                                                    =============    ==============

                       MAF BANCORP, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                        (In thousands, except share data)

                                                    SEPTEMBER 30,           DECEMBER 31,            SEPTEMBER 30,
                                                        2003                    2002                    2002
                                                        ----                    ----                    ----

Book value per share                            $       24.18           $       21.57           $       20.74
Stockholders' equity to total assets                     9.18%                   8.45%                   8.17%
Tangible capital ratio (Bank only)                       7.07                    6.78                    6.48
Core capital ratio (Bank only)                           7.07                    6.78                    6.48
Risk-based capital ratio (Bank only)                    11.74                   11.85                   11.32
Common shares outstanding:
    Actual                                         25,483,307              23,252,815              23,244,936
    Basic (weighted average)                       25,154,529              23,249,619              23,230,667
    Diluted (weighted average)                     25,824,670              23,768,963              23,802,527

Non-performing loans                            $      27,618           $      25,394           $      29,094
Non-performing assets                                  36,682                  27,760                  29,568
Allowance for loan losses                              21,372                  19,483                  19,458
Non-performing loans to total loans                       .56%                    .58%                    .65%
Non-performing assets to total assets                     .55                     .47                     .50
Allowance for loan losses to total loans                  .43                     .44                     .42
Mortgage loans serviced for others              $   2,227,003           $   2,021,512           $   1,817,836
Capitalized mortgage servicing rights, net             13,840                  12,960                  12,613
Core deposit intangibles                                7,659                   7,170                   7,578

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                          SEPTEMBER 30,                      SEPTEMBER 30,
                                                       --------------------               -------------------
                                                       2003            2002               2003           2002
                                                       ----            ----               ----           ----
Average balance data:
    Total assets                                $    6,554,049   $   5,793,572      $   6,151,169   $  5,673,409
    Loans receivable                                 5,049,184       4,490,578          4,697,927      4,388,229
    Interest-earning assets                          6,141,847       5,462,502          5,782,512      5,346,079
    Deposits                                         3,846,976       3,440,077          3,613,130      3,405,682
    Interest-bearing liabilities                     5,470,455       4,936,936          5,156,209      4,849,659
    Stockholders' equity                               596,895         474,318            543,695        458,529
Performance ratios (annualized):
    Return on average assets                              1.25%           1.43%              1.29%          1.26%
    Return on average equity                             13.74           17.41              14.55          15.61
    Average yield on interest-earning assets              5.08            6.07               5.29           6.15
    Average cost of interest-bearing liabilities          2.41            3.38               2.66           3.62
    Interest rate spread                                  2.67            2.69               2.63           2.53
    Net interest margin                                   2.92            3.00               2.92           2.87
    Average interest-earning assets to average
      interest-bearing liabilities                      112.27%         110.65%            112.15%        110.24%
    Non-interest expense to average assets                1.79            1.76               1.80           1.72
    Non-interest expense to average assets
      and loans serviced for others                       1.34            1.34               1.33           1.33
    Efficiency ratio (1)                                 46.83           45.80              46.67          47.64
Loan originations                               $    1,507,605   $   1,094,370      $   3,955,825   $  2,498,586
Loans sold                                             475,032         261,685          1,354,008        838,289
Cash dividends declared per share                          .18             .15                .54            .45

(1) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gain/(loss) on sale and writedown of mortgage-backed and investment securities.